P.E. 1/31/02

1-14964

02012642

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated: January 31, 2002

EPCOS AG

(Exact name of registrant as specified in its charter)

ST.-MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains:

Press Release of January 31, 2002 with first quarter results for Fiscal Year 2002.

EPCOS

Electronic Parts and Components

Press Release For the Financial Press

January 31, 2002

Sustained recovery in new orders at EPCOS

- **New orders up 31% in Q1 2002**
- **Sales down 12% quarter on quarter to Euro 318 million**
- **Cost-cutting offensive bites**
- **Group EBIT positive as difficult business climate persists**
- **Double-digit EBIT margin returns to SAW Components**
- **No notable sales increase expected in Q2 2002**

In the first quarter of fiscal 2002 (October 1 to December 31, 2001), the recovery in new orders, which had begun in Q4 2001 with a 37% increase quarter on quarter, was sustained. Although still at a low level, new orders rose again, this time by 31% to Euro 275 million. This trend can basically be attributed to the fact that customers in all industries extensively completed inventory adjustments for most products in the EPCOS spectrum. Christmas business in consumer electronics and mobile phones also spurred growth. Customers' figures for product sales are again on a par with their production figures.

The sustained increase in new orders was primarily fueled by automotive and industrial electronics. In telecommunications, recovery had begun in the previous quarter as Christmas business approached, but distinctly tailed off in December as a result of seasonal influences. The order input from entertainment electronics remained constant although the advent of new technologies is encouraging. Sales figures for the first DVD recorders, for example, turned out to be much higher than expected. Business with electronic manufacturing service (EMS) providers is continuing to develop positively. Four of the top five EMS companies have granted EPCOS preferred supplier status, and the fifth is about to sign the contract. By broadening its customer base in this way, EPCOS is continuing to open up important new growth markets.

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone: +49 89 636-21321
Fax: +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS 002-3101-02e

This positive trend has not yet been reflected in sales, which fell 12% sequentially to Euro 318 million. The main causes are price erosion and the sustained market slump in Europe, where about two-thirds of EPCOS' sales are generated. Sales in Asia and the NAFTA region remained more or less stable quarter on quarter. In sales by industries, EPCOS suffered significant setbacks in industrial and automotive electronics quarter on quarter. In consumer electronics and telecommunications, on the other hand, sales were on a level with the previous quarter.

Despite falling sales, EPCOS posted earnings before interest and tax (EBIT) of Euro 6 million in Q1 2002, equivalent to an EBIT margin of 2%. In the previous quarter, nonrecurring charges of Euro 51 billion had resulted in a loss of Euro 52 million.

Net income for Q1 2002 amounts to Euro 4 million, earnings per share are Euro 0.06.

Cost-cutting offensive bites

At 18% versus 19% (before restructuring charges) in the previous quarter, gross margin remained virtually unchanged in Q1 2002, although sales dropped 12% during the same period and prices kept falling. This trend shows clearly that the cost-cutting offensive is taking effect.

Savings are largely being realized from a company-wide purchasing offensive and reduction of personnel costs. Relocation of manufacturing operations to countries with low labor costs is progressing briskly. As announced in November 2001, this involves reduction of 800 jobs in Germany during fiscal 2002, of which 329 have been shed to date.

Business segments

After touching bottom in the middle of calendar year 2001, new orders in the Capacitors segment continued to recover in Q1 2002 and again increased sequentially, by 56%. Sales, on the other hand, fell by 23% quarter on quarter. This was primarily caused by continuing price erosion and the negative impact of soft demand in Europe on industrial and automotive electronics, in which the Capacitors segment is firmly rooted. A balanced result was nevertheless obtained.

Corporate
Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone: +49 89 636-21321
Fax: +49 89 636-23549
heinz.kahlert@epcos.com

In Ceramic Components, new orders rose for the first time in three quarters and were up 38% sequentially. Sales fell 14% as a result of soft demand in domestic appliances and wireline telecommunications as well as continuing price erosion. In ceramic capacitors in particular, customers have still not completed inventory adjustments. Earnings were likewise slightly positive.

The rapid turnaround in business in Surface Acoustic Wave (SAW) Components is encouraging. After inventory adjustments in mobile phones and entertainment electronics were completed, demand for SAW components revived, and new orders rose 9% quarter on quarter. EPCOS also continued to extend its world market leadership in this segment. Sales rose 6% sequentially to Euro 115 million. With EBIT of Euro 12.6 million (EBIT margin 11%), SAW Components was back in the black in Q1 2002. In the previous quarter, EBIT had been squeezed, primarily by restructuring costs of Euro 31 million, to minus Euro 39.9 million. Relocation of production to China and Singapore, savings realized in the company-wide purchasing offensive, and lower capital costs all had a positive impact on earnings.

Although new orders in the Ferrites segment rose 54% from the previous quarter's particularly low level to Euro 16 million, they still lag distinctly behind expectations. Sales fell 30% to Euro 18 million, and the shortfall forced EBIT down to minus Euro 7.2 million. This segment is particularly suffering from the sustained slump in wireline telecommunications and broadband Internet access (DSL) technologies. As telecom companies are less willing to invest in new infrastructures, and network operators and equipment manufacturers are left with considerable surpluses of terminals and components, markets are not expected to recover until late 2002. Relocation of production from countries with high labor costs was stepped up. Relocation from Munich to Šumperk in the Czech Republic was completed, but earnings for Q1 2002 were squeezed by continuing personnel costs at the Munich location. In a further move to adjust to the more difficult business climate, production of E cores is being transferred from Bordeaux, France, to Šumperk and to India.

Corporate
Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone: +49 89 636-21321
Fax: +49 89 636-23549
heinz.kahlert@epcos.com

Capital expenditure

In Q1 2002, research and development expenses rose 32% year on year to Euro 26 million (equivalent to 8% of sales), and innovation projects were stepped up. EPCOS is thus consistently pursuing its strategy of boosting innovative strength in order to extend its leadership in technology. Capital expenditure totaled Euro 53 million. EPCOS thus invested 25% of sales altogether in the past quarter in order to safeguard its future.

Outlook

The great uncertainty and slower pace of the global economy continue to have an adverse effect on the electronic components business.

In wireline telecommunications and Internet access technologies, there are still no signs of recovery. In mobile radio, EPCOS expects production and sales figures for handsets to decline slightly in the second quarter as a result of seasonal influences.

EPCOS sees itself facing a second quarter just as difficult as the previous one, characterized by excess capacity in the industry and corresponding persistent price pressure.

"The many new products to be launched in the coming months, especially in mobile phones, make us feel more confident about the second half of the year", said Gerhard Pegam, President and CEO.

Positive signals from consumer electronics and the distinct recovery in new orders from industrial and automotive electronics give further cause for optimism. In view of gains in market shares and the success of its piezo actuators for modern diesel engines, EPCOS expects its automotive electronics business to substantially outpace the general market trend in the automobile industry. For these reasons, EPCOS anticipates a resumption of growth in sales from the third quarter of fiscal 2002.

Corporate
Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone: +49 89 636-21321
Fax: +49 89 636-23549
heinz.kahlert@epcos.com

EPCOS

Electronic Parts and Components

Press Release For the Financial Press

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS supplies some 40 000 different products to more than 15 000 customers and operates design, manufacturing and marketing facilities in Europe, the Americas and Asia Pacific. Business fields in which EPCOS is the world's leading vendor account for about half of sales. EPCOS is one of the few global players to cover virtually the entire spectrum of passive electronic components, offering customers one-stop shopping for all their needs.

In fiscal 2001, EPCOS posted net income of Euro 149 million on sales of Euro 1.91 billion. At September 30, 2001, the company employed some 13 000 people worldwide. EPCOS' largest shareholders are Siemens AG and the Matsushita Group, each with an equity of 12.5%.

Passive components are found in every electrical and electronic product – from telecommunications through automotive and industrial applications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2001.

Information on live transmission of conference call

On January 31, 2002, the Management Board of EPCOS will inform analysts and investors of business performance in Q1 2002 at an analyst conference starting at 4 p.m., Central European Time, 10 a.m., US Eastern Standard Time. This can be heard live at the EPCOS website (www.epcos.com/conferencecall). A transcript of the conference call will be available for downloading from 5 p.m. (CET).

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone: +49 89 636-21321
Fax: +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS **002-3101-02e**

EPCOS

Electronic Parts and Components

Key figures 1st Quarter ended December 31, 2001

(unaudited)

Orders received	**1st Quarter**	**+/-**	**1st Quarter**
euro mn	**2002**	%	2001
Capacitors	**82**	-66	240
Ceramic Components	**82**	-56	187
SAW Components	**95**	-57	223
Ferrites	**16**	-71	54
Consolidation			
EPCOS Group	**275**	**-61**	**703**

Net sales	**1st Quarter**	**+/-**	**1st Quarter**
euro mn	**2002**	%	2001
Capacitors	**96**	-41	163
Ceramic Components	**89**	-46	166
SAW Components	**115**	-43	202
Ferrites	**18**	-57	43
Consolidation			*-1*
EPCOS Group	**318**	**-45**	**574**

EBIT	**1st Quarter**	**+/-**	**1st Quarter**
euro mn	**2002**	%	2001
Capacitors	**0.3**	-99	29.4
Ceramic Components	**0.3**	-99	37.6
SAW Components	**12.6**	-78	56.4
Ferrites	**-7.2**		3.4
EPCOS Group	**6.0**	**-95**	**126.8**

EBIT, % of sales	**1st Quarter**	**1st Quarter**
	2002	2001
Capacitors	**0.3**	18.0
Ceramic Components	**0.3**	22.6
SAW Components	**11.0**	27.9
Ferrites	**-39.3**	7.9
EPCOS Group	**1.9**	**22.1**

Capex	**1st Quarter**	**+/-**	**1st Quarter**
euro mn	**2002**	%	2001
Capacitors	**22**	47	15
Ceramic Components	**16**	-48	30
SAW Components	**12**	-84	73
Ferrites	**2**	-57	5
Consolidation	***2***		*2*
EPCOS Group	**53**	**-57**	**125**

Net income	**1st Quarter**	**+/-**	**1st Quarter**
euro mn	**2002**	%	2001
EPCOS Group	**4.0**	**-95**	**89.3**

(Annex to press information January 31st, 2002)

EPCOS

Electronic Parts and Components

EPCOS Statement of income, 1st Quarter ended December 31, 2001

euro in thousands, except share and per share data

(unaudited)

	1st Quarter	
	31.12.2001	31.12.2000
Total net sales	**318,019**	574,073
% Change vs. Previous year	***-44.6%***	*55.5%*
Cost of goods sold	**261,944**	386,604
Gross profit	**56,075**	187,469
% of sales	***17.6%***	*32.7%*
Research and development expenses	**26,061**	19,676
Marketing and selling expenses	**33,405**	35,270
General and adminstrative expenses	**3,257**	3,153
Operating income	**-6,648**	129,370
Interest income (-expense), net	**-875**	634
Other income, net	**12,633**	-2,545
Income before income taxes and minority interest	**5,110**	127,459
Provision for income taxes	**-1,042**	-37,932
Minority interest	**-28**	-238
Net income	**4,040**	89,289
% of sales	***1.3%***	*15.6%*
% Change vs. Previous year	*-95.5%*	*136.6%*
Net income per share basic	**0.06**	1.37
Weighted average number of shares basic	**65,300,000**	65,282,489

(Annex to press information January 31st, 2002)

EPCOS

- Electronic Parts and Components -

Balance Sheet

(December 31st 2001, unaudited) **euro in thousands**

	31.12.2001	30.09.2001
Assets		
Cash and cash equivalents	46,888	37,734
Accounts receivable, net	192,895	233,807
Inventories, net	238,921	237,843
Financial receivables from Siemens		
Prepaid expenses and other current assets	47,781	43,335
Deferred income taxes	13,729	13,682
Total current assets	**540,214**	**566,401**
Property, plant and equipment, net	816,311	802,803
Intangible assets, net	34,782	24,879
Deferred income taxes	16,121	7,113
Other assets	17,713	16,540
Non-current assets	**884,927**	**851,335**
Total assets	**1,425,141**	**1,417,736**

Liabilities and Shareholder`s Equity		
Accounts payable	121,289	145,892
Accrued expenses and other current liabilities	205,791	228,745
Financial liabilities to Siemens		
Short-term borrowings	127,556	109,785
Current portion of long-term debt	19,283	17,103
Deferred income taxes	13,257	5,520
Total current liabilities	**487,176**	**507,045**
Long-term debt, excluding current installments	61,478	49,659
Pension liabilities	104,242	100,923
Deferred income taxes	12,593	12,380
Other liabilities	48,864	49,308
Minority interest	2,930	3,164
Total liabilities	**717,283**	**722,479**
Shareholders` equity	**707,858**	**695,257**
Total liabilities and shareholders` equity	**1,425,141**	**1,417,736**

(Annex to press information January 31st, 2002)

EPCOS

Electronic Parts and Components

Net Cash Flow, 1st Quarter ended December 31, 2001

(unaudited) *euro in thousands*

	1st Quarter	
	31.12.2001	31.12.2000
Net income	**4,040**	89,289
Depreciation and amortization	40,678	38,045
Other adjustments	1,000	6,323
Change in net current assets	-12,543	-69,432
Net cash provided by operating activities	**33,175**	**64,225**
Net capital expenditures	-53,752	-122,172
Acquisitions	1,747	-794
Net cash used in investing activities	**-52,005**	**-122,966**
Net cash flow	**-18,830**	**-58,741**

(Annex to press information January 31st, 2002)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EPCOS AG
(Registrant)

Dated: January 30, 2002

By: /s/ Peter Knoll
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG